Exhibit 99.2

Date: March 31, 2024

ZOOZ Power Ltd.

(The “Company”)

To	To
Israel Securities Authority	Tel-Aviv Stock Exchange Ltd

www.isa.gov.il	www.tase.co.il

Dear Sir/Madam,

Re:	Approval of The Nasdaq Stock Market for listing subject to completion of the merger and additional updates regarding progress to complete the merger transaction

Pursuant to the Company’s immediate reports of March 25, 2024 and March 28, 2024 regarding progress toward completing the merger transaction with the SPAC and approval of the SPAC shareholders’ meeting (reference number: 2024-01-025423 and 2024-01-027883), the Company is pleased to update that on March 28, 2024, The Nasdaq Stock Market has granted approval1 for listing on Nasdaq of the Company’s shares and public warrants2 allocated through the registration document (F-4), subject to the completion of the merger transaction.

In addition, on March 28, 2024, the Company was informed by the SPAC that a total of $13 million has been deposited into a trust account, which has been opened for the purpose of securing the full funds of the PIPE investment on the date of completion of the merger transaction.

In addition, the SPAC announced that it has extended the deadline for the reversal of the redemption process, which is reserved for SPAC shareholders (i.e., their right to withdraw from their redemption notice), until the earlier of: (1) the close of trading of the SPAC shares on Nasdaq this coming Tuesday, April 2, 2024, or (2) the date of completion of the merger transaction.

[1]	Approval of the NASDAQ stock exchange is subject to compliance with various procedural conditions until the date of completion of the merger. It should be noted that regardless of meeting the procedural conditions, NASDAQ has the right to revoke its approval, in special cases at its discretion, prior to the completion of the merger transaction.

[2]	As defined in Section 2.3.1.3 of the Summon of Meeting Notice of March 18, 2024, reference number: 2024-01-023401 (the “Summon of Meeting Notice”).

The Company and the SPAC are negotiating with the service providers related to the merger transaction and other SPAC service providers, in order to significantly reduce transaction expenses, inter alia by using the shares of the SPAC’s sponsor3.

At this stage, the Company estimates that it will be able to meet the condition precedent of a minimum of $10 million net that will be infused into the Company, even in the event of full redemption of the SPAC shareholders (or close to that), and it is working to complete the merger transaction and to commence dual trading of the Company’s shares, soon after the record date for the rights (April 3, 2024, as stated in the immediate report dated March 28, 2024, referred to above). The Company will update on this matter again in accordance with the provisions of the law.

Nothing in this notice constitutes and is not intended to constitute, an offer to sell or an offer to receive offers to buy any securities in Israel, the United States or elsewhere, nor does it constitute nor is it intended to constitute, an offer, solicitation, or sale of any securities in any country or jurisdiction in which such offer, solicitation or sale would be prohibited.

Sincerely,

Zooz Power Ltd.

Signed by: Boaz Weiser, CEO

Forward-looking information warning: The aforesaid in this report with respect to the fulfillment of all or part of the conditions precedent for the completion of the merger transaction, the completion of the merger transaction with the SPAC and the dual listing of the Company’s shares, is considered “forward-looking information” within the meaning of section 32A of the Securities Law, 5728-1968. These estimates may not materialize, in whole or in part, or may materialize differently than estimated, due to various factors, including, as a result of factors beyond the Company’s control, including non-fulfillment of conditions precedent of the merger transaction, including a minimum cash of $10 million net and/or cancellation of The Nasdaq Stock Market’s approval and/or non-fulfillment of other conditions precedent as detailed in Section 2.8 of the Summon of Meeting Notice noted above. As of this date, there is no certainty that some of the conditions precedent will be met and there is no certainty that the merger transaction will be completed.

[3]	Of the 1,120,000 SPAC sponsor shares, it was agreed in advance that they may be used to pay expenses and the balance thereafter will be kept in a trust account and allocated to the sponsor if the Company meets the milestones determined for the rights issuance – see paragraph 2.7.4 of the Summon of Meeting Notice.